

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2026

Mike Schmidt
Chief Executive Officer
Nixxy, Inc.
1178 Broadway, 3rd Floor
New York, NY 10001

   Re: Nixxy, Inc.
     Registration Statement on Form S-3
     Filed May 1, 2026
     File No. 333-295511

Dear Mike Schmidt:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Charli Wilson at 202-551-6388 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Max Lindenfeld